SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

RELEVANT FACT

The management of Vivo Participações S.A. (“Vivo”) hereby informs to the public, in the form and for the purposes of CVM Instruction no. 358/02, with respect to the corporate restructuring transaction described in the Relevant Fact dated May 2, 2006, that on July 25, 2006 the ANATEL, by Act no. 59.867, published in the Federal Official Gazette on July 27, 2006, granted the prior authorization request for the merger into Global Telecom S.A., enrolled with the CNPJ/MF under no. 02.449.992/0001-64 (“Global Telecom” or “Mergor”) - wholly-owned subsidiary of Vivo and operator of SMP  and SCM services - of the other present wholly-owned subsidiaries of Vivo, also operators of SMP services, namely, Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A. and, further, of the companies controlled by the latter, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A.,  Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A., (all the companies to be merged being hereinafter referred to as “Operators”).

By reason of the authorization granted by the ANATEL, the Operators’ directors and officers will be authorized to pursue with the development and adaptation of the internal systems necessary to the implementation of the operating and formal actions inherent to the above referred corporate and operating reorganization (“Reorganization”).

Therefore, General Meetings of Shareholders will be held, under the terms of Law no. 6404/76, both of the Mergor and of the Operators, for resolutions to be made with respect to the contemplated mergers, with the consequent extinguishment of the merged companies, such mergers to be timely disclosed to the market.

As from the implementation of the Reorganization, the SMP and SCM services currently provided by the Operators in all areas and regions will be provided by Mergor, with full and wide provision of the services to the customers and users of the Operators, without interruption, with no further action being required to be taken by them.

Once the Reorganization does not directly concern Vivo, being a transaction carried out exclusively between its controlled companies, Vivo’s capital stock and equity, as well as its shareholding structure and current rights attached to its issued shares, shall not be changed in any manner whatsoever.

Finally, considering that the Corporate Restructuring involves companies that are controlled solely by Vivo, the right to withdraw shall not be applied.
.

São Paulo, July 27, 2006.

VIVO  PARTICIPAÇÕES S.A.
Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.